03033871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
OCT - 7 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Aegis Asset Backed Securities Corporation	0001174819
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for October 6, 2003	333-90230
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

N/A

(Name of Person Filing the Document (if Other Than the Registrant))

89628
Form SE
Aegis 2003-2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 7, 2003.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: [signature]

Name: Stuart D. Marvin
Title: Executive Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES TRUST

Mortgage Pass-Through Certificates, Series 2003-2

Aegis
MORTGAGECORPORATION

Computational Materials Subject to Revision

Aegis Asset Backed Securities Trust, Series 2003-2

$367,450,000 Mortgage Loan Asset Backed Certificates (Approximate), Series 2003-2

To Maturity

CLASS	APPROX SIZE[1]	TYPE	BMARK	EST. WAL (YRS)[2]	EST. PRN. WINDOW	EXPECTED FINAL MATURITY	STATED FINAL MATURITY	INITIAL C / E[3] (%)	EXPECTED RATINGS (S&P / MOODY'S / FITCH)
A1	160,000,000	FL-SN	LIBOR	2.48	Oct 03 – Jan 20	01/2020	11/2033	21.00	AAA/Aaa/AAA
A2-A	115,000,000	FL-SN	LIBOR	NA	NA	NA	11/2033	21.00	AAA/Aaa/AAA
A2-B	29,830,000	FL-SN	LIBOR	NA	NA	NA	11/2033	21.00	AAA/Aaa/AAA
A-IO	Notional[4]	IO	4.00%	NA	NA	03/2006	11/2033	NA	AAA/Aaa/AAA
M1	24,860,000	FL-MZ	LIBOR	5.54	Feb 07 – Jul 17	07/2017	11/2033	14.25	AA/Aa2/AA
M2	20,260,000	FL-MZ	LIBOR	5.42	Dec 06 – Jun 16	06/2016	11/2033	8.75	A/A2/A
B1	17,500,000	FL-SB	LIBOR	5.27	Oct 06 – Dec 14	12/2014	11/2033	4.00	BBB/Baa2/BBB

To 10% Optional Redemption ("Call")

CLASS	APPROX SIZE[1]	TYPE	BMARK	EST. WAL (YRS)[2]	EST. PRIN. WINDOW	EXPECTED FINAL MATURITY	STATED FINAL MATURITY	INITIAL C / E[3] (%)	EXPECTED RATINGS (S&P / MOODY'S / FITCH)
A1	160,000,000	FL-SN	LIBOR	2.29	Oct 03 -Mar 11	03/2011	11/2033	21.00	AAA/Aaa/AAA
A2-A	115,000,000	FL-SN	LIBOR	NA	NA	NA	11/2033	21.00	AAA/Aaa/AAA
A2-B	29,830,000	FL-SN	LIBOR	NA	NA	NA	11/2033	21.00	AAA/Aaa/AAA
A-IO	Notional[4]	IO	4.00%	NA	NA	03/2006	11/2033	NA	AAA/Aaa/AAA
M1	24,860,000	FL-MZ	LIBOR	5.04	Feb 07 – Mar 11	03/2011	11/2033	14.25	AA/Aa2/AA
M2	20,260,000	FL-MZ	LIBOR	4.97	Dec 06 – Mar 11	03/2011	11/2033	8.75	A/A2/A
B1	17,500,000	FL-SB	LIBOR	4.93	Oct 06 – Mar 11	03/2011	11/2033	4.00	BBB/Baa2/BBB

Contacts

Syndicate	Tricia Hazelwood / Melissa Simmons / Jim Drvostep	(212) 325-8549
Trading	Michael Marriot / Jim Regan	(212) 325-2747
Asset Finance	Brendan Keane	(212) 325-6459
	Boris Grinberg	(212) 325-4375
	Roland Jawurek	(212) 325-3169
Structuring	Obi Nwokorie	(212) 325-3106

1 Subject to a permitted variance of +5%.
2 The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes [27]% CPR for all the Adjustable Rate Mortgage Loans and [115]% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR ascending to 20% CPR over 12 months.
3 Initial Credit Enhancement includes Target Overcollateralization of [4.00]%.
4 The Class A-IO will be a Senior Interest Only Certificate, and will receive interest payments for the first 30 months.

CREDIT SUISSE | FIRST BOSTON

Table of Contents

Computational Materials Disclaimer

By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Please contact the CSFB Syndicate Desk at 212-325-8549 for additional information.

Preliminary Summary of Terms

Issuer:	Aegis Asset Backed Securities Trust Series 2003-2.
Depositor:	Aegis Asset Backed Securities Corporation.
Seller:	Aegis Mortgage Corporation.
Servicer:	Chase Manhattan Mortgage Corp. ("Chase"). Chase has a subprime mortgage servicer rating of ["Strong"] from S&P and [RPS1-] from Fitch, the highest rating category from Standard and Poor's and the second highest from Fitch.
Trustee:	Wells Fargo Bank, N.A. (Minnesota)
Credit Risk Manager:	[The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.]
Lead Manager:	Credit Suisse First Boston.
Co-Managers:	Bear Stearns, Lehman Brothers.
Certificate Ratings:	The Certificates are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's and Fitch, Inc.] ascribed on page 1.
Expected Pricing Date:	September [19th], 2003
Expected Closing Date:	October [6th], 2003
Cut-Off Date:	September 1st, 2003
Distribution Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Distribution Date: October 27th, 2003)
Delay Days:	0 days (Except for the Class A-IO Certificates, which have a 24 day delay)
Day Count:	The Certificates (excluding the Class A-IO Certificates) will accrue interest on an Actual / 360 basis. The Class A-IO Certificates will accrue on a 30/360 basis.
Accrual Period:	The price to be paid by investors for the Certificates (excluding the Class A-IO Certificates) will not include accrued interest (settling flat). The price paid for the Class A-IO Certificates will include interest accrued on the Notional Amount beginning on the Cut-Off Date and ending one day prior to the Closing Date ([35] days).
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Certificates are anticipated to be treated as REMIC regular interests for Federal income tax purposes.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

SMMEA Eligibility:	The Class A, Class A-IO and Class M1 Certificates are not expected to be SMMEA eligible.
Mortgage Loans:	As of the Cut-Off Date, the Collateral Pool consists of approximately 3,153 loans with an aggregate principal balance of $368,369,580 of fixed rate or adjustable rate, fully amortizing and balloon loans secured by primarily first liens on primarily 1 - 4 family properties. At least 79.89% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	On the Distribution Date following the month in which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate initial principal balance of the Mortgage Loans as of the Closing Date, the Seller will have the option to purchase the remaining home equity loans from the trust. If on the following Distribution Date, the Seller has not exercised its Optional Redemption the margin for the Class A Certificates will double and the margins for the remaining classes (except for the Class A-IO) will be multiplied by 1.5.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Credit Risk Management Fee:	[1.5] basis points per annum ([0.015]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Trustee Fee:	[0.825] basis point per annum ([0.00825]%) on the outstanding principal balance of each mortgage loan as of the first day of any Collection Period.
Certificate Rate:	The Certificate Rate on each class of Certificates (other than the Class A-IO Certificates) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass - Through Rate:	With respect to the Certificates, a per annum rate equal to one-month LIBOR plus the applicable margin for each class. With respect to the Class A-IO, a per annum rate equal to 4.00%.
Net Funds Cap:	For each Distribution Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the Pool Balance (as defined below) for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Optimal Interest Amount: For each Distribution Date, the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the related Collection Period divided by (y) 12 and (B) the Pool Balance for the immediately preceding Distribution Date exceeds (2)(A) in the case of the first 30 Distribution Dates only, an amount equal to the product of (x) Class A-IO Coupon divided by 12 and (y) the Class Notional Amount of the Class A-IO Certificates immediately before such Distribution Date and (B) thereafter, zero.

Net Mortgage Rate: For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.

Aggregate Expense Rate: For any Mortgage Loan equals the sum of the related Servicing Fee and the Trustee Fee.

Current Interest: The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Interest Carry Forward Amount: As to the Certificates and any Distribution Date, the sum of (x) the amount, if any, by which (i) the sum of the Current Interest and all prior unpaid Interest Carry Forward Amounts for such Class of Certificates as of the immediately preceding Distribution Date exceeded (ii) the amount of the actual distribution with respect to Current Interest made to such Class of Certificates on such preceding Distribution Date plus (y) interest on such amount calculated for the related Accrual Period at the related Certificate Rate in effect for such Accrual Period with respect to such Class of Certificates.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Class A-IO Notional Schedule: The Class A-IO Notional Balance for each Distribution Date will be the lesser of the aggregate current Mortgage Loan balance and the following schedule:

Month	A-IO Notional Amount
1 - 3	[16,092,000.00]
4 - 6	[15,259,000.00]
7 - 9	[14,454,000.00]
10 - 12	[13,648,000.00]
13 - 15	[12,870,000.00]
16 - 18	[12,118,000.00]
19 - 30	[8,565,000.00]

Following the 30th Distribution Date, the Class A-IO Notional Amount will be zero.

Credit Enhancement:

For all of the Certificates consists of the following:

- Excess Interest
- Overcollateralization which will initially be equal to 0.25%, building to [4.00]%

Additionally, Credit Enhancement will initially be provided by subordination to the:

- Class A Certificates from the Class M1, Class M2 and Class B1 Certificates
- Class M1 Certificates from the Class M2 and Class B1 Certificates
- Class M2 Certificates from the Class B1 Certificates

Overcollateralization:

Monthly Excess Interest will be used to make accelerated payments of principal on the Certificates until the aggregate Mortgage Loan balance exceeds the aggregate Certificate Balance ("Overcollateralization") by the required amount.

Overcollateralization Target:

Prior to the Stepdown Date, equal to [4.00]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to [8.00]% of the aggregate current Mortgage Loan balance, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-Off Date. Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event:

A Trigger Event will have occurred if the three month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds [50]% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
36 – 47	[3.50]%
48 – 59	[5.75]%
60 – 71	[7.25]%
72 +	[8.25]%

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Stepdown Date:

The later to occur of:

- the Distribution Date in October 2006, and
- the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than twice the Senior Enhancement Percentage as of the Closing Date.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

- To pay the Servicing Fee and the Trustee Fee;
- To pay Current Interest and Carryforward Interest to the Class A, and Current and Carryforward Interest to the Class A-IO;
- To pay Current Interest and Carryforward Interest to Classes M1, M2, and B1 (the "Subordinate Classes"), sequentially;
- [To pay the Credit Risk Manager Fee];
- To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;
- Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal sequentially to Classes A, M1, M2 and B1 to build or maintain the Overcollateralization Target;
- To pay sequentially to Classes A, M1, M2, and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;
- To pay sequentially to Class M1, M2 and B1 the amount of any allocated Realized Losses remaining unpaid; and
- To pay remaining amounts to the holder of the Class X Certificate.

Class A Certificates:

The Class A1, Class A2-A and Class A2-B Certificates are sometimes referred to as the Class A Certificates.

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Principal Priority of Payments:

The Class M1, Class M2 and Class B1 Certificates are collectively referred to herein as the "Offered Subordinate Certificates"

Until the Step-down Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [42.00]% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates, first on the Class M1 Certificates until it reaches a [28.50]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage), then on the Class M2 Certificates until it reaches a [17.50]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage) and then to the Class B1 Certificates, until it reaches a [8.00]% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Offered Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Any distributions of principal on the Class A Certificates will be paid (i) to the Class A1 Certificates based on their pro-rata share of the Class A Certificates and (ii) first, to the Class A2-A Certificates until reduced to zero and second, to the Class A2-B Certificates, based on the pro-rata share equal to the Class A2-A and Class A2-B Certificates as a percentage of the Class A Certificates.

Initial Target Credit Enhancement (% of initial Collateral Balance)	A	21.00%
	M-1	14.25%
	M-2	8.75%
	B-1	4.00%
Target Credit Enhancement on or after Stepdown Date (% of current Collateral Balance)	A	42.00%
	M-1	28.50%
	M-2	17.50%
	B-1	8.00%

Aegis Mortgage Corporation

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Net Funds Cap Schedule

PERIOD	RATE(1)	PERIOD	RATE(1)
1	N/A	41	11.7345
2	7.2132	42	13.1440
3	7.4504	43	11.8689
4	7.2162	44	12.2613
5	7.2128	45	11.8627
6	7.7064	46	12.2549
7	7.2152	47	11.8813
8	7.4516	48	11.8994
9	7.2071	49	12.2928
10	7.4536	50	11.8931
11	7.2086	51	12.2863
12	7.2039	52	11.8868
13	7.4505	53	11.9084
14	7.2055	54	12.7263
15	7.4408	55	11.9021
16	7.2074	56	12.2955
17	7.2026	57	11.8958
18	7.9689	58	12.2890
19	7.2517	59	11.8936
20	7.4897	60	11.8905
21	7.2444	61	12.2836
22	7.4819	62	11.8842
23	9.0407	63	12.2771
24	9.4410	64	11.8779
25	9.7498	65	11.8748
26	9.4294	66	13.1436
27	9.7375	67	11.8685
28	9.4173	68	12.2609
29	10.0097	69	11.8623
30	11.2317	70	12.2544
31	10.3318	71	11.8560
32	10.6741	72	11.8529
33	10.3278	73	12.2448
34	10.6699	74	11.8467
35	10.9906	75	12.2384
36	11.1292	76	11.8405
37	11.4975	77	11.8374
38	11.1240	78	13.1022
39	11.4921	79	11.8312
40	11.1188	80	12.2224

(1) Assumes 6 month LIBOR remains constant at 20.00%.

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Sensitivity Analysis

To 10% Call

Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	4.64	3.14	**2.29**	1.68	1.19
Window (mos)	1 - 174	1 - 120	**1-90**	1-70	1-57
Expected Final Mat.	Mar 2018	Sep 2013	**Mar 2011**	Jul 2009	Jun 2008
Class M1					
Avg. Life (yrs)	9.60	6.51	**5.04**	4.60	4.68
Window (mos)	56 - 174	37 - 120	**41 - 90**	46 - 70	53 - 57
Expected Final Mat.	Mar 2018	Sep 2013	**Mar 2011**	Jul 2009	Jun 2008
Class M2					
Avg. Life (yrs)	9.60	6.51	**4.97**	4.27	4.12
Window (mos)	56 - 174	37 - 120	**39 - 90**	41 - 70	44 - 57
Expected Final Mat.	Mar 2018	Sep 2013	**Mar 2011**	Jul 2009	Jun 2008
Class B1					
Avg. Life (yrs)	9.59	6.51	**4.93**	4.12	3.76
Window (mos)	56 - 174	37 - 120	**37 - 90**	38 - 70	39 - 57
Expected Final Mat.	Mar 2018	Sep 2013	**Mar 2011**	Jul 2009	Jun 2008

To Maturity

Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	4.95	3.39	**2.48**	1.83	1.26
Window (mos)	1 - 319	1 - 254	**1 - 196**	1 - 156	1 - 126
Expected Final Mat.	Apr 2030	Nov 2024	**Jan 2020**	Sep 2016	Mar 2014
Class M1					
Avg. Life (yrs)	10.44	7.18	**5.54**	5.00	5.65
Window (mos)	56 - 291	37 - 218	**41 - 166**	46 - 131	53 - 106
Expected Final Mat.	Dec 2027	Nov 2021	**Jul 2017**	Aug 2014	Jul 2012
Class M2					
Avg. Life (yrs)	10.37	7.12	**5.42**	4.63	4.41
Window (mos)	56 - 274	37 - 201	**39 - 153**	41 - 120	44 - 97
Expected Final Mat.	Jul 2026	Jun 2020	**Jun 2016**	Sep 2013	Oct 2011
Class B1					
Avg. Life (yrs)	10.20	6.98	**5.27**	4.39	3.97
Window (mos)	56 - 249	37 - 179	**37 - 135**	38 - 106	39 - 85
Expected Final Mat.	Jun 2024	Aug 2018	**Dec 2014**	Jul 2012	Oct 2010

Class A-IO

PRICE[2]	YIELD (%)
7.0416	4.340
7.0572	4.129
7.0728	3.918
7.0885	3.709
7.1041	3.500
7.1197	3.293
7.1353	3.086
7.1510	2.880
7.1666	2.675
Mod. Dur.	1.06[3]

Breakeven CDR Table

The tables below display the Constant Default Rate ("CDR"), and the related cumulative collateral loss, that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption assumes [27]% CPR for all the Adjustable Rate Mortgage Loans and [115]% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR ascending to 20% CPR over 12 months, (2) [40%] loss severity, (3)[12] month lag from default to loss, and (4) triggers fail (i.e., no stepdown):

	FORWARD LIBOR		STATIC LIBOR	
	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
Class M-1	26.3	20.00%	28.4	20.87%
Class M-2	16.8	15.04%	18.7	16.13%
Class B-1	11.2	11.21%	12.3	11.99%

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These prices include accrued interest.
(3) Assumes a price of 7.1041.

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Summary

Total Number of Loans	3,153
Total Outstanding Loan Balance	$ 368,369,580.44
Average Loan Balance	$116,831.46
Fixed Rate	17.91%
Adjustable Rate	82.09%
Prepayment Penalty Coverage	79.89%
Weighted Average Coupon	8.140%
Weighted Average Margin	6.798%
Weighted Average Initial Periodic Cap	2.966%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	14.060%
Weighted Average Floor	8.060%
Weighted Average Original Term (mo.)	350
Weighted Average Remaining Term (mo.)	349
Weighted Average LTV	79.92%
Weighted Average FICO	602
Weighted Average DTI	39.81%
First Lien Position	96.25%
Product Type	
2/28 ARM	79.39%
3/27 ARM	2.70%
Fixed Rate	17.69%
Balloon	0.21%
Prepayment Penalty (years)	
None	20.11%
1.000	6.47%
2.000	60.72%
2.500	0.14%
3.000	11.55%
3.500	0.09%
5.000	0.91%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
FL	7.89%
OH	7.47%
CA-S	7.21%
MA	6.68%
NY	6.35%
Largest Zip Code Concentration	
Zip Code (City) – 02301 (Brockton, MA)	0.40%
Occupancy Status	
Owner Occupied	95.00%
Investment	5.00%
Loan Purpose	
Cashout Refinance	67.73%
Purchase	30.39%
Rate/Term Refinance	1.88%

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

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Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	576	$19,223,021.39	5.22%
50,000.01 - 100,000.00	1,067	80,158,217.95	21.76
100,000.01 - 150,000.00	732	89,629,793.88	24.33
150,000.01 - 200,000.00	368	63,648,156.58	17.28
200,000.01 - 250,000.00	202	44,961,473.59	12.21
250,000.01 - 300,000.00	83	22,522,262.13	6.11
300,000.01 - 350,000.00	57	18,500,332.49	5.02
350,000.01 - 400,000.00	29	10,858,138.18	2.95
400,000.01 - 450,000.00	16	6,761,281.38	1.84
450,000.01 - 500,000.00	14	6,860,813.26	1.86
500,000.01 - 550,000.00	3	1,563,568.70	0.42
550,000.01 - 600,000.00	3	1,734,944.90	0.47
600,000.01 - 650,000.00	3	1,947,576.01	0.53
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	$10,957.78
Maximum:	$649,482.78
Weighted Average:	$116,831.46

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

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Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
5.001 - 5.500	9	$2,036,429.13	0.55%
5.501 - 6.000	62	12,660,656.00	3.44
6.001 - 6.500	116	21,772,709.73	5.91
6.501 - 7.000	280	47,719,500.51	12.95
7.001 - 7.500	345	53,277,027.76	14.46
7.501 - 8.000	412	56,280,649.38	15.28
8.001 - 8.500	352	44,823,982.34	12.17
8.501 - 9.000	384	40,961,107.22	11.12
9.001 - 9.500	277	28,139,336.57	7.64
9.501 - 10.000	299	25,130,708.53	6.82
10.001 - 10.500	212	14,967,426.94	4.06
10.501 - 11.000	190	11,129,157.74	3.02
11.001 - 11.500	84	4,592,862.04	1.25
11.501 - 12.000	41	2,336,862.36	0.63
12.001 - 12.500	88	2,430,450.10	0.66
12.501 - 13.000	2	110,714.09	0.03
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	5.240%
Maximum:	12.990%
Weighted Average:	8.140%

Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	307	$14,605,981.06	3.97%
181 - 240	203	8,173,182.01	2.22
241 - 300	4	400,242.79	0.11
301 - 360	2,639	345,190,174.58	93.71
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	120
Maximum:	360
Weighted Average:	350

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	307	$14,605,981.06	3.97%
181 - 240	203	8,173,182.01	2.22
241 - 300	4	400,242.79	0.11
301 - 360	2,639	345,190,174.58	93.71
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	118
Maximum:	359
Weighted Average:	349

Loan-to-Value Ratio

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 10.00	1	$125,306.83	0.03%
10.01 - 20.00	6	318,530.98	0.09
20.01 - 30.00	15	957,290.18	0.26
30.01 - 40.00	33	2,635,773.09	0.72
40.01 - 50.00	45	4,734,580.02	1.29
50.01 - 60.00	108	13,408,405.66	3.64
60.01 - 70.00	308	37,659,751.64	10.22
70.01 - 80.00	1,184	158,247,698.26	42.96
80.01 - 90.00	878	114,138,739.42	30.98
90.01 - 100.00	575	36,143,504.36	9.81
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	8.66%
Maximum:	100.00%
Non-Zero WA:	79.92%

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

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FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	6	$751,626.41	0.20%
501 - 550	613	72,922,433.15	19.80
551 - 600	956	107,390,549.12	29.15
601 - 620	467	54,941,752.70	14.91
621 - 640	407	49,200,010.34	13.36
641 - 660	307	35,752,038.53	9.71
661 - 680	184	21,516,431.10	5.84
681 - 700	99	11,611,994.92	3.15
701 - 720	43	5,863,567.06	1.59
721 - 750	48	5,441,238.62	1.48
751 - 800	22	2,914,013.16	0.79
801 >=	1	63,925.33	0.02
Total	**3,153**	**$368,369,580.44**	**100.00%**

Minimum:	500
Maximum:	801
Non-Zero WA:	602

Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cash Out Refinance	2,030	$249,504,439.34	67.73%
Purchase	1,064	111,940,357.90	30.39
Rate / Term Refinance	59	6,924,783.20	1.88
Total	**3,153**	**$368,369,580.44**	**100.00%**

Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2-4 Family	175	$26,688,242.77	7.24%
Condo	134	13,103,826.40	3.56
PUD	209	30,254,670.81	8.21
Single Family	2,584	292,741,079.14	79.47
Townhouse	36	3,647,330.15	0.99
Other	15	1,934,431.17	0.53
Total	**3,153**	**$368,369,580.44**	**100.00%**

Aegis Asset Backed Securities Trust, Series 2003-2

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States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
FL	297	$29,076,637.25	7.89%
OH	345	27,512,990.43	7.47
CA-S	142	26,543,553.17	7.21
MA	145	24,599,763.18	6.68
NY	140	23,407,385.58	6.35
CA-N	100	18,144,504.74	4.93
MI	161	16,903,677.69	4.59
NJ	92	14,145,621.57	3.84
VA	106	12,347,654.83	3.35
TX	114	11,076,914.89	3.01
PA	103	10,696,659.95	2.90
CT	78	10,411,308.11	2.83
RI	72	10,312,575.20	2.80
MN	69	9,891,031.01	2.69
MO	99	9,594,355.98	2.60
NV	70	8,568,533.83	2.33
IL	65	8,526,927.01	2.31
MD	57	8,122,977.80	2.21
NH	62	7,688,092.67	2.09
CO	54	7,026,110.51	1.91
AZ	64	6,359,876.51	1.73
IN	70	5,955,992.59	1.62
GA	53	5,649,976.52	1.53
ME	51	5,567,765.65	1.51
IA	55	5,049,453.77	1.37
WA	39	5,032,108.15	1.37
NC	64	4,827,726.87	1.31
KY	54	4,618,613.64	1.25
DE	38	3,985,022.34	1.08
LA	52	3,855,497.73	1.05
Other	242	22,870,271.27	6.21
Total	**3,153**	**$368,369,580.44**	**100.00%**

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Prepayment Penalty Description

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
NONE	657	$74,090,328.60	20.11%
1% of Origbal	209	15,939,460.40	4.33
1% of UPB	111	10,979,693.71	2.98
2% of UPB	225	25,668,085.00	6.97
3% of UPB	1	104,942.47	0.03
5% of UPB	81	9,942,778.02	2.70
6 Mo. Int. on amt Prepaid >20	1,682	204,934,666.55	55.63
3 Mo. Int. of UPB	140	23,605,078.34	6.41
2 Mo. Int. on amt Prepaid >20	9	504,448.97	0.14
5% - 0% Stepdown of amt Prepaid	38	2,600,098.38	0.71
Total	**3,153**	**$368,369,580.44**	**100.00%**

Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full	2,420	$265,939,948.62	72.19%
Stated	640	87,037,706.75	23.63
Alternate	93	15,391,925.07	4.18
Total	**3,153**	**$368,369,580.44**	**100.00%**

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Gross Margin

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.501 - 4.000	2	$353,993.65	0.12%
4.001 - 4.500	22	4,398,300.41	1.45
4.501 - 5.000	70	13,841,096.77	4.58
5.001 - 5.500	139	24,722,739.85	8.18
5.501 - 6.000	266	43,263,480.61	14.31
6.001 - 6.500	409	56,360,902.45	18.64
6.501 - 7.000	306	41,513,007.96	13.73
7.001 - 7.500	307	37,684,624.72	12.46
7.501 - 8.000	280	29,784,575.76	9.85
8.001 - 8.500	183	20,363,527.01	6.73
8.501 - 9.000	134	13,285,525.54	4.39
9.001 - 9.500	95	9,246,256.79	3.06
9.501 - 10.000	68	4,923,602.81	1.63
10.001 - 10.500	25	2,023,865.93	0.67
10.501 - 11.000	8	556,002.30	0.18
11.501 - 12.000	1	85,558.87	0.03
Total	**2,315**	**$302,407,061.43**	**100.00%**

Minimum:	3.990%
Maximum:	11.555%
Non-Zero WA:	6.798%

Initial Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	45	$5,100,072.39	1.69%
3.000	2,270	297,306,989.04	98.31
Total	**2,315**	**$302,407,061.43**	**100.00%**

Minimum:	1.000%
Maximum:	3.000%
Non-Zero WA:	2.966%

Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	2,315	$302,407,061.43	100.00%
Total	**2,315**	**$302,407,061.43**	**100.00%**

Minimum:	1.000%
Maximum:	1.000%
Non-Zero WA:	1.000%

Maximum Rate

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
11.001 - 11.500	8	$1,616,888.84	0.53%
11.501 - 12.000	49	9,888,857.35	3.27
12.001 - 12.500	103	18,943,123.08	6.26
12.501 - 13.000	227	38,357,704.99	12.68
13.001 - 13.500	300	46,116,521.01	15.25
13.501 - 14.000	352	47,344,916.41	15.66
14.001 - 14.500	285	37,692,094.21	12.46
14.501 - 15.000	326	36,266,975.81	11.99
15.001 - 15.500	225	24,101,790.86	7.97
15.501 - 16.000	186	19,494,021.79	6.45
16.001 - 16.500	114	10,957,730.53	3.62
16.501 - 17.000	82	7,115,026.53	2.35
17.001 - 17.500	36	2,974,954.31	0.98
17.501 - 18.000	21	1,450,896.84	0.48
18.501 - 19.000	1	85,558.87	0.03
Total	**2,315**	**$302,407,061.43**	**100.00%**

Minimum:	11.240%
Maximum:	18.805%
Non-Zero WA:	14.060%

Aegis MORTGAGE CORPORATION

Aegis Asset Backed Securities Trust, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Minimum Rate (Floor)

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
5.001 - 5.500	8	$1,616,888.84	0.53%
5.501 - 6.000	49	9,888,857.35	3.27
6.001 - 6.500	103	18,943,123.08	6.26
6.501 - 7.000	227	38,357,704.99	12.68
7.001 - 7.500	300	46,116,521.01	15.25
7.501 - 8.000	352	47,344,916.41	15.66
8.001 - 8.500	285	37,692,094.21	12.46
8.501 - 9.000	326	36,266,975.81	11.99
9.001 - 9.500	225	24,101,790.86	7.97
9.501 - 10.000	186	19,494,021.79	6.45
10.001 - 10.500	114	10,957,730.53	3.62
10.501 - 11.000	82	7,115,026.53	2.35
11.001 - 11.500	36	2,974,954.31	0.98
11.501 - 12.000	21	1,450,896.84	0.48
12.501 - 13.000	1	85,558.87	0.03
Total	**2,315**	**$302,407,061.43**	**100.00%**

Minimum:	5.240%
Maximum:	12.805%
Non-Zero WA:	8.060%

Next Rate Adjustment Date

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-06	3	$654,903.40	0.22%
2005-07	1,136	148,578,699.22	49.13
2005-08	1,091	143,226,450.85	47.36
2006-07	55	6,324,627.93	2.09
2006-08	30	3,622,380.03	1.20
Total	**2,315**	**$302,407,061.43**	**100.00%**

Aegis 2003-2 - Price/Yield - A1B

Run To Call

Balance	$115,000,000.00	Delay	0	Index	LIBOR_1MO | 1.12	WAC	8.13954955	WAM	348
Coupon	1.34	Dated	10/6/2003	Mult / Margin	1 / 0.22	NET	7.6313	WALA	2
Settle	10/6/2003	First Payment	10/25/2003	Cap / Floor	999 / 0				

Disc Margin	*50%*	*75%*	*100%*	*125%*	*150%*
	Price	Price	Price	Price	Price
16	100.1616	100.1093	100.0786	100.0611	100.0497
17	100.1347	100.0911	100.0655	100.0509	100.0414
18	100.1077	100.0729	100.0524	100.0407	100.0332
19	100.0808	100.0546	100.0393	100.0305	100.0249
20	100.0538	100.0364	100.0262	100.0203	100.0166
21	100.0269	100.0182	100.0131	100.0102	100.0083
22	100.0000	100.0000	100.0000	100.0000	100.0000
23	99.9731	99.9818	99.9869	99.9898	99.9917
24	99.9462	99.9636	99.9738	99.9797	99.9834
25	99.9193	99.9454	99.9607	99.9695	99.9751
26	99.8925	99.9272	99.9477	99.9593	99.9669
27	99.8656	99.9090	99.9346	99.9492	99.9586
28	99.8388	99.8909	99.9215	99.9390	99.9503
WAL	2.73	1.83	1.31	1.01	0.82
Mod Durn	2.68	1.81	1.30	1.01	0.82
Principal Window	Oct03 - Oct11	Oct03 - Feb09	Oct03 - Sep07	Oct03 - Mar06	Oct03 - Sep05
Shock(bps)					
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12
LIBOR_6MO	1.18	1.18	1.18	1.18	1.18

AEGIS 2003-2

AAA CF
ARMs run at 125% of Pricing (27CPR)
FIX run at 90% of Pricing (PPC)
1m LIBOR = 1.12%
6m LIBOR = 1.18%

33.75 CPR noPen / 0.90 PPC noPen
LIBOR_1MO=1.12 LIBOR_6MO=1.18

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon
Total		304,830,000.00	9,831,358.05	314,661,358.05		0	304,830,000.00	0	0	9,831,358.05	0		0		0	
0	6-Oct-03	0	0	0	304,830,000.00	0	0	0	0	0	0	0	0	0	0	0
1	25-Oct-03	12,741,289.37	238,106.10	12,979,395.47	292,088,710.63	0	12,741,289.37	0	0	238,106.10	0	0	0	0	0	1.48
2	25-Nov-03	12,188,502.44	372,250.83	12,560,753.27	279,900,208.19	0	12,188,502.44	0	0	372,250.83	0	0	0	0	0	1.48
3	25-Dec-03	11,884,681.09	345,210.26	12,229,891.35	268,015,527.10	0	11,884,681.09	0	0	345,210.26	0	0	0	0	0	1.48
4	25-Jan-04	11,561,337.73	341,570.90	11,902,908.63	256,454,189.37	0	11,561,337.73	0	0	341,570.90	0	0	0	0	0	1.48
5	25-Feb-04	11,263,881.45	326,836.62	11,590,718.06	245,190,307.92	0	11,263,881.45	0	0	326,836.62	0	0	0	0	0	1.48
6	25-Mar-04	11,008,800.91	292,321.33	11,301,122.24	234,181,507.01	0	11,008,800.91	0	0	292,321.33	0	0	0	0	0	1.48
7	25-Apr-04	10,703,293.26	298,451.32	11,001,744.58	223,478,213.75	0	10,703,293.26	0	0	298,451.32	0	0	0	0	0	1.48
8	25-May-04	10,451,035.65	275,623.13	10,726,658.78	213,027,178.11	0	10,451,035.65	0	0	275,623.13	0	0	0	0	0	1.48
9	25-Jun-04	9,988,675.33	271,491.30	10,260,166.63	203,038,502.78	0	9,988,675.33	0	0	271,491.30	0	0	0	0	0	1.48
10	25-Jul-04	8,628,920.66	250,414.15	8,879,334.81	194,409,582.12	0	8,628,920.66	0	0	250,414.15	0	0	0	0	0	1.48
11	25-Aug-04	8,362,442.03	247,764.21	8,610,206.25	186,047,140.09	0	8,362,442.03	0	0	247,764.21	0	0	0	0	0	1.48
12	25-Sep-04	8,093,524.29	237,106.74	8,330,631.04	177,953,615.79	0	8,093,524.29	0	0	237,106.74	0	0	0	0	0	1.48
13	25-Oct-04	7,833,491.21	219,476.13	8,052,967.34	170,120,124.58	0	7,833,491.21	0	0	219,476.13	0	0	0	0	0	1.48
14	25-Nov-04	7,582,045.08	216,808.65	7,798,853.73	162,538,079.50	0	7,582,045.08	0	0	216,808.65	0	0	0	0	0	1.48
15	25-Dec-04	7,338,898.26	200,463.63	7,539,361.89	155,199,181.24	0	7,338,898.26	0	0	200,463.63	0	0	0	0	0	1.48
16	25-Jan-05	7,103,772.79	197,792.73	7,301,565.53	148,095,408.45	0	7,103,772.79	0	0	197,792.73	0	0	0	0	0	1.48
17	25-Feb-05	6,876,400.09	188,739.37	7,065,139.46	141,219,008.36	0	6,876,400.09	0	0	188,739.37	0	0	0	0	0	1.48
18	25-Mar-05	6,656,520.64	162,558.77	6,819,079.41	134,562,487.72	0	6,656,520.64	0	0	162,558.77	0	0	0	0	0	1.48
19	25-Apr-05	6,443,883.65	171,492.41	6,615,376.06	128,118,604.07	0	6,443,883.65	0	0	171,492.41	0	0	0	0	0	1.48
20	25-May-05	6,238,246.81	158,012.95	6,396,259.75	121,880,357.27	0	6,238,246.81	0	0	158,012.95	0	0	0	0	0	1.48
21	25-Jun-05	6,039,375.96	155,329.74	6,194,705.70	115,840,981.31	0	6,039,375.96	0	0	155,329.74	0	0	0	0	0	1.48
22	25-Jul-05	5,847,044.83	142,870.54	5,989,915.37	109,993,936.49	0	5,847,044.83	0	0	142,870.54	0	0	0	0	0	1.48
23	25-Aug-05	5,623,868.19	140,181.16	5,764,049.35	104,370,068.30	0	5,623,868.19	0	0	140,181.16	0	0	0	0	0	1.48
24	25-Sep-05	5,438,350.89	133,013.85	5,571,364.75	98,931,717.41	0	5,438,350.89	0	0	133,013.85	0	0	0	0	0	1.48
25	25-Oct-05	5,267,135.63	122,015.78	5,389,151.41	93,664,581.78	0	5,267,135.63	0	0	122,015.78	0	0	0	0	0	1.48
26	25-Nov-05	5,101,495.21	119,370.31	5,220,865.52	88,583,086.57	0	5,101,495.21	0	0	119,370.31	0	0	0	0	0	1.48
27	25-Dec-05	4,941,244.67	109,227.81	5,050,472.48	83,621,841.90	0	4,941,244.67	0	0	109,227.81	0	0	0	0	0	1.48
28	25-Jan-06	4,786,205.26	106,571.39	4,892,776.65	78,835,636.64	0	4,786,205.26	0	0	106,571.39	0	0	0	0	0	1.48
29	25-Feb-06	4,628,925.78	100,471.64	4,729,397.41	74,206,710.86	0	4,628,925.78	0	0	100,471.64	0	0	0	0	0	1.48
30	25-Mar-06	4,482,576.26	85,420.17	4,567,996.43	69,724,134.60	0	4,482,576.26	0	0	85,420.17	0	0	0	0	0	1.48
31	25-Apr-06	4,342,692.84	88,859.54	4,431,552.38	65,381,441.76	0	4,342,692.84	0	0	88,859.54	0	0	0	0	0	1.48
32	25-May-06	4,207,338.29	80,637.11	4,287,975.41	61,174,103.46	0	4,207,338.29	0	0	80,637.11	0	0	0	0	0	1.48
33	25-Jun-06	4,076,362.89	77,963.00	4,154,325.88	57,097,740.58	0	4,076,362.89	0	0	77,963.00	0	0	0	0	0	1.48
34	25-Jul-06	3,949,621.88	70,420.55	4,020,042.43	53,148,118.70	0	3,949,621.88	0	0	70,420.55	0	0	0	0	0	1.48
35	25-Aug-06	3,820,875.82	67,734.32	3,888,610.15	49,327,242.88	0	3,820,875.82	0	0	67,734.32	0	0	0	0	0	1.48
36	25-Sep-06	3,701,383.98	62,864.83	3,764,248.81	45,625,858.89	0	3,701,383.98	0	0	62,864.83	0	0	0	0	0	1.48
37	25-Oct-06	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
38	25-Nov-06	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
39	25-Dec-06	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
40	25-Jan-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
41	25-Feb-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
42	25-Mar-07	0	52,520.43	52,520.43	45,625,858.89	0	0	0	0	52,520.43	0	0	0	0	0	1.48
43	25-Apr-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
44	25-May-07	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
45	25-Jun-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
46	25-Jul-07	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
47	25-Aug-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
48	25-Sep-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
49	25-Oct-07	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
50	25-Nov-07	0	58,147.62	58,147.62	45,625,858.89	0	0	0	0	58,147.62	0	0	0	0	0	1.48
51	25-Dec-07	0	58,271.89	58,271.89	45,625,858.89	0	0	0	0	58,271.89	0	0	0	0	0	1.48
52	25-Jan-08	894,699.84	58,147.62	952,847.47	44,731,159.05	0	894,699.84	0	0	58,147.62	0	0	0	0	0	1.48
53	25-Feb-08	1,264,952.02	57,007.38	1,321,959.40	43,466,207.03	0	1,264,952.02	0	0	57,007.38	0	0	0	0	0	1.48
54	25-Mar-08	1,226,850.38	51,821.38	1,278,671.76	42,239,356.64	0	1,226,850.38	0	0	51,821.38	0	0	0	0	0	1.48
55	25-Apr-08	1,189,954.71	53,831.71	1,243,786.42	41,049,401.94	0	1,189,954.71	0	0	53,831.71	0	0	0	0	0	1.48
56	25-May-08	1,154,225.63	50,627.60	1,204,853.23	39,895,176.31	0	1,154,225.63	0	0	50,627.60	0	0	0	0	0	1.48
57	25-Jun-08	1,119,625.11	50,844.19	1,170,469.30	38,775,551.20	0	1,119,625.11	0	0	50,844.19	0	0	0	0	0	1.48
58	25-Jul-08	1,086,116.36	47,823.18	1,133,939.54	37,689,434.84	0	1,086,116.36	0	0	47,823.18	0	0	0	0	0	1.48
59	25-Aug-08	1,053,656.39	48,033.09	1,101,689.48	36,635,778.45	0	1,053,656.39	0	0	48,033.09	0	0	0	0	0	1.48
60	25-Sep-08	1,022,226.10	46,690.26	1,068,916.36	35,613,552.36	0	1,022,226.10	0	0	46,690.26	0	0	0	0	0	1.48
61	25-Oct-08	991,784.35	43,923.38	1,035,707.73	34,621,768.00	0	991,784.35	0	0	43,923.38	0	0	0	0	0	1.48
62	25-Nov-08	962,299.01	44,123.52	1,006,422.53	33,659,468.99	0	962,299.01	0	0	44,123.52	0	0	0	0	0	1.48
63	25-Dec-08	933,738.99	41,513.35	975,252.33	32,725,730.00	0	933,738.99	0	0	41,513.35	0	0	0	0	0	1.48
64	25-Jan-09	906,074.24	41,707.12	947,781.36	31,819,655.77	0	906,074.24	0	0	41,707.12	0	0	0	0	0	1.48
65	25-Feb-09	879,275.69	40,552.38	919,828.08	30,940,380.08	0	879,275.69	0	0	40,552.38	0	0	0	0	0	1.48
66	25-Mar-09	853,315.27	35,615.82	888,931.08	30,087,064.81	0	853,315.27	0	0	35,615.82	0	0	0	0	0	1.48
67	25-Apr-09	828,165.79	38,344.29	866,510.08	29,258,899.02	0	828,165.79	0	0	38,344.29	0	0	0	0	0	1.48
68	25-May-09	803,801.00	36,085.98	839,886.97	28,455,098.02	0	803,801.00	0	0	36,085.98	0	0	0	0	0	1.48
69	25-Jun-09	780,195.49	36,264.44	816,459.93	27,674,902.53	0	780,195.49	0	0	36,264.44	0	0	0	0	0	1.48
70	25-Jul-09	757,324.70	34,132.38	791,457.08	26,917,577.83	0	757,324.70	0	0	34,132.38	0	0	0	0	0	1.48
71	25-Aug-09	735,164.88	34,304.96	769,469.84	26,182,412.95	0	735,164.88	0	0	34,304.96	0	0	0	0	0	1.48
72	25-Sep-09	713,693.08	33,368.03	747,061.11	25,468,719.87	0	713,693.08	0	0	33,368.03	0	0	0	0	0	1.48
73	25-Oct-09	692,887.07	31,411.42	724,298.49	24,775,832.80	0	692,887.07	0	0	31,411.42	0	0	0	0	0	1.48
74	25-Nov-09	672,725.39	31,575.42	704,300.81	24,103,107.42	0	672,725.39	0	0	31,575.42	0	0	0	0	0	1.48
75	25-Dec-09	653,187.27	29,727.17	682,914.43	23,449,920.15	0	653,187.27	0	0	29,727.17	0	0	0	0	0	1.48
76	25-Jan-10	634,252.63	29,885.62	664,138.25	22,815,667.52	0	634,252.63	0	0	29,885.62	0	0	0	0	0	1.48
77	25-Feb-10	615,902.04	29,077.30	644,979.34	22,199,765.48	0	615,902.04	0	0	29,077.30	0	0	0	0	0	1.48
78	25-Mar-10	598,116.74	25,554.40	623,671.14	21,601,648.74	0	598,116.74	0	0	25,554.40	0	0	0	0	0	1.48
79	25-Apr-10	580,878.55	27,530.10	608,408.66	21,020,770.19	0	580,878.55	0	0	27,530.10	0	0	0	0	0	1.48
80	25-May-10	564,169.92	25,925.62	590,095.54	20,456,600.26	0	564,169.92	0	0	25,925.62	0	0	0	0	0	1.48
81	25-Jun-10	547,973.86	32,412.35	580,386.20	19,908,626.41	0	547,973.86	0	0	32,412.35	0	0	0	0	0	1.84
82	25-Jul-10	532,273.93	30,526.56	562,800.49	19,376,352.48	0	532,273.93	0	0	30,526.56	0	0	0	0	0	1.84
83	25-Aug-10	517,054.25	30,700.75	547,755.01	18,859,298.22	0	517,054.25	0	0	30,700.75	0	0	0	0	0	1.84
84	25-Sep-10	502,299.47	29,881.51	532,180.98	18,356,998.76	0	502,299.47	0	0	29,881.51	0	0	0	0	0	1.84
85	25-Oct-10	487,994.70	28,147.40	516,142.10	17,869,004.05	0	487,994.70	0	0	28,147.40	0	0	0	0	0	1.84
86	25-Nov-10	474,125.59	28,312.44	502,438.03	17,394,878.46	0	474,125.59	0	0	28,312.44	0	0	0	0	0	1.84
87	25-Dec-10	460,678.23	26,672.15	487,350.38	16,934,200.24	0	460,678.23	0	0	26,672.15	0	0	0	0	0	1.84
88	25-Jan-11	447,639.17	26,831.30	474,470.47	16,486,561.07	0	447,639.17	0	0	26,831.30	0	0	0	0	0	1.84
89	25-Feb-11	434,995.41	26,122.04	461,117.45	16,051,565.65	0	434,995.41	0	0	26,122.04	0	0	0	0	0	1.84
90	25-Mar-11	422,734.37	22,971.57	445,705.94	15,628,831.28	0	422,734.37	0	0	22,971.57	0	0	0	0	0	1.84
91	25-Apr-11	410,843.88	24,763.01	435,606.90	15,217,987.40	0	410,843.88	0	0	24,763.01	0	0	0	0	0	1.84
92	25-May-11	399,312.18	23,334.25	422,646.42	14,818,675.22	0	399,312.18	0	0	23,334.25	0	0	0	0	0	1.84
93	25-Jun-11	388,127.87	23,479.37	411,607.24	14,430,547.35	0	388,127.87	0	0	23,479.37	0	0	0	0	0	1.84
94	25-Jul-11	377,279.95	22,126.84	399,406.79	14,053,267.40	0	377,279.95	0	0	22,126.84	0	0	0	0	0	1.84
95	25-Aug-11	366,757.77	22,266.62	389,024.39	13,686,509.63	0	366,757.77	0	0	22,266.62	0	0	0	0	0	1.84
96	25-Sep-11	356,551.01	21,685.51	378,236.53	13,329,958.62	0	356,551.01	0	0	21,685.51	0	0	0	0	0	1.84
97	25-Oct-11	346,649.72	20,439.27	367,088.99	12,983,308.90	0	346,649.72	0	0	20,439.27	0	0	0	0	0	1.84
98	25-Nov-11	337,044.25	20,571.33	357,615.58	12,646,264.65	0	337,044.25	0	0	20,571.33	0	0	0	0	0	1.84
99	25-Dec-11	327,725.27	19,390.94	347,116.20	12,318,539.39	0	327,725.27	0	0	19,390.94	0	0	0	0	0	1.84
100	25-Jan-12	318,683.75	19,518.04	338,201.79	11,999,855.64	0	318,683.75	0	0	19,518.04	0	0	0	0	0	1.84

101	25-Feb-12	309,910.97	19,013.10	328,924.07	11,689,944.67	0	309,910.97	0	0	19,013.10	0	0	0	0	0	1.84
102	25-Mar-12	301,398.47	17,327.10	318,725.57	11,388,546.20	0	301,398.47	0	0	17,327.10	0	0	0	0	0	1.84
103	25-Apr-12	293,138.10	18,044.52	311,182.62	11,095,408.10	0	293,138.10	0	0	18,044.52	0	0	0	0	0	1.84
104	25-May-12	285,121.93	17,012.96	302,134.89	10,810,286.17	0	285,121.93	0	0	17,012.96	0	0	0	0	0	1.84
105	25-Jun-12	277,342.32	17,128.30	294,470.62	10,532,943.85	0	277,342.32	0	0	17,128.30	0	0	0	0	0	1.84
106	25-Jul-12	269,791.88	16,150.51	285,942.39	10,263,151.97	0	269,791.88	0	0	16,150.51	0	0	0	0	0	1.84
107	25-Aug-12	262,463.42	16,261.39	278,724.82	10,000,688.55	0	262,463.42	0	0	16,261.39	0	0	0	0	0	1.84
108	25-Sep-12	255,350.04	15,845.54	271,195.58	9,745,338.50	0	255,350.04	0	0	15,845.54	0	0	0	0	0	1.84
109	25-Oct-12	248,445.02	14,942.85	263,387.88	9,496,893.48	0	248,445.02	0	0	14,942.85	0	0	0	0	0	1.84
110	25-Nov-12	241,741.88	15,047.30	256,789.18	9,255,151.60	0	241,741.88	0	0	15,047.30	0	0	0	0	0	1.84
111	25-Dec-12	235,234.34	14,191.23	249,425.57	9,019,917.26	0	235,234.34	0	0	14,191.23	0	0	0	0	0	1.84
112	25-Jan-13	228,916.32	14,291.56	243,207.88	8,791,000.94	0	228,916.32	0	0	14,291.56	0	0	0	0	0	1.84
113	25-Feb-13	222,781.94	13,928.85	236,710.79	8,568,219.00	0	222,781.94	0	0	13,928.85	0	0	0	0	0	1.84
114	25-Mar-13	216,825.52	12,262.07	229,087.60	8,351,393.48	0	216,825.52	0	0	12,262.07	0	0	0	0	0	1.84
115	25-Apr-13	211,041.55	13,232.32	224,273.87	8,140,351.92	0	211,041.55	0	0	13,232.32	0	0	0	0	0	1.84
116	25-May-13	205,424.71	12,481.87	217,906.58	7,934,927.22	0	205,424.71	0	0	12,481.87	0	0	0	0	0	1.84
117	25-Jun-13	199,969.83	12,572.45	212,542.28	7,734,957.39	0	199,969.83	0	0	12,572.45	0	0	0	0	0	1.84
118	25-Jul-13	194,671.92	11,860.27	206,532.19	7,540,285.47	0	194,671.92	0	0	11,860.27	0	0	0	0	0	1.84
119	25-Aug-13	189,526.16	11,947.16	201,473.33	7,350,759.31	0	189,526.16	0	0	11,947.16	0	0	0	0	0	1.84
120	25-Sep-13	184,527.87	11,646.87	196,174.74	7,166,231.44	0	184,527.87	0	0	11,646.87	0	0	0	0	0	1.84
121	25-Oct-13	179,672.53	10,988.22	190,660.75	6,986,558.90	0	179,672.53	0	0	10,988.22	0	0	0	0	0	1.84
122	25-Nov-13	174,955.76	11,069.81	186,025.57	6,811,603.14	0	174,955.76	0	0	11,069.81	0	0	0	0	0	1.84
123	25-Dec-13	170,373.31	10,444.46	180,817.77	6,641,229.83	0	170,373.31	0	0	10,444.46	0	0	0	0	0	1.84
124	25-Jan-14	165,921.09	10,522.66	176,443.75	6,475,308.74	0	165,921.09	0	0	10,522.66	0	0	0	0	0	1.84
125	25-Feb-14	161,595.12	10,259.77	171,854.88	6,313,713.63	0	161,595.12	0	0	10,259.77	0	0	0	0	0	1.84
126	25-Mar-14	157,391.55	9,035.63	166,427.18	6,156,322.07	0	157,391.55	0	0	9,035.63	0	0	0	0	0	1.84
127	25-Apr-14	153,306.67	9,754.35	163,061.02	6,003,015.40	0	153,306.67	0	0	9,754.35	0	0	0	0	0	1.84
128	25-May-14	149,336.87	9,204.62	158,541.50	5,853,678.53	0	149,336.87	0	0	9,204.62	0	0	0	0	0	1.84
129	25-Jun-14	145,478.68	9,274.83	154,753.49	5,708,199.87	0	145,478.68	0	0	9,274.83	0	0	0	0	0	1.84
130	25-Jul-14	141,728.67	8,752.57	150,481.24	5,566,471.20	0	141,728.67	0	0	8,752.57	0	0	0	0	0	1.84
131	25-Aug-14	138,083.62	8,819.76	146,903.39	5,428,387.57	0	138,083.62	0	0	8,819.76	0	0	0	0	0	1.84
132	25-Sep-14	134,540.35	8,600.98	143,141.33	5,293,847.23	0	134,540.35	0	0	8,600.98	0	0	0	0	0	1.84
133	25-Oct-14	131,095.79	8,117.23	139,213.02	5,162,751.44	0	131,095.79	0	0	8,117.23	0	0	0	0	0	1.84
134	25-Nov-14	127,746.97	8,180.09	135,927.07	5,035,004.46	0	127,746.97	0	0	8,180.09	0	0	0	0	0	1.84
135	25-Dec-14	124,491.03	7,720.34	132,211.37	4,910,513.44	0	124,491.03	0	0	7,720.34	0	0	0	0	0	1.84
136	25-Jan-15	121,325.17	7,780.44	129,105.60	4,789,188.27	0	121,325.17	0	0	7,780.44	0	0	0	0	0	1.84
137	25-Feb-15	118,246.70	7,588.20	125,834.90	4,670,941.58	0	118,246.70	0	0	7,588.20	0	0	0	0	0	1.84
138	25-Mar-15	115,253.01	6,684.64	121,937.64	4,555,688.57	0	115,253.01	0	0	6,684.64	0	0	0	0	0	1.84
139	25-Apr-15	112,341.57	7,218.24	119,559.81	4,443,347.00	0	112,341.57	0	0	7,218.24	0	0	0	0	0	1.84
140	25-May-15	109,509.94	6,813.13	116,323.07	4,333,837.06	0	109,509.94	0	0	6,813.13	0	0	0	0	0	1.84
141	25-Jun-15	106,755.74	6,866.72	113,622.46	4,227,081.32	0	106,755.74	0	0	6,866.72	0	0	0	0	0	1.84
142	25-Jul-15	104,076.68	6,481.52	110,558.21	4,123,004.64	0	104,076.68	0	0	6,481.52	0	0	0	0	0	1.84
143	25-Aug-15	101,470.53	6,532.67	108,003.21	4,021,534.11	0	101,470.53	0	0	6,532.67	0	0	0	0	0	1.84
144	25-Sep-15	98,935.15	6,371.90	105,307.04	3,922,598.96	0	98,935.15	0	0	6,371.90	0	0	0	0	0	1.84
145	25-Oct-15	96,468.43	6,014.65	102,483.08	3,826,130.53	0	96,468.43	0	0	6,014.65	0	0	0	0	0	1.84
146	25-Nov-15	94,068.36	6,062.29	100,130.66	3,732,062.17	0	94,068.36	0	0	6,062.29	0	0	0	0	0	1.84
147	25-Dec-15	91,732.99	5,722.50	97,455.49	3,640,329.18	0	91,732.99	0	0	5,722.50	0	0	0	0	0	1.84
148	25-Jan-16	89,460.41	5,767.90	95,228.31	3,550,868.76	0	89,460.41	0	0	5,767.90	0	0	0	0	0	1.84
149	25-Feb-16	87,248.79	5,626.15	92,874.95	3,463,619.97	0	87,248.79	0	0	5,626.15	0	0	0	0	0	1.84
150	25-Mar-16	85,098.35	5,133.85	90,230.21	3,378,523.62	0	85,098.35	0	0	5,133.85	0	0	0	0	0	1.84
151	25-Apr-16	83,001.36	5,353.08	88,354.44	3,295,522.26	0	83,001.36	0	0	5,353.08	0	0	0	0	0	1.84
152	25-May-16	80,962.15	5,053.13	86,015.28	3,214,560.11	0	80,962.15	0	0	5,053.13	0	0	0	0	0	1.84
153	25-Jun-16	78,977.10	5,093.29	84,070.39	3,135,583.01	0	78,977.10	0	0	5,093.29	0	0	0	0	0	1.84
154	25-Jul-16	77,044.64	4,807.89	81,852.53	3,058,538.38	0	77,044.64	0	0	4,807.89	0	0	0	0	0	1.84
155	25-Aug-16	75,163.24	4,846.08	80,009.33	2,983,375.13	0	75,163.24	0	0	4,846.08	0	0	0	0	0	1.84
156	25-Sep-16	73,331.45	4,726.99	78,058.44	2,910,043.69	0	73,331.45	0	0	4,726.99	0	0	0	0	0	1.84
157	25-Oct-16	71,547.82	4,462.07	76,009.89	2,838,495.86	0	71,547.82	0	0	4,462.07	0	0	0	0	0	1.84
158	25-Nov-16	69,810.98	4,497.44	74,308.42	2,768,684.88	0	69,810.98	0	0	4,497.44	0	0	0	0	0	1.84
159	25-Dec-16	68,119.58	4,245.32	72,364.89	2,700,565.31	0	68,119.58	0	0	4,245.32	0	0	0	0	0	1.84
160	25-Jan-17	66,472.32	4,278.90	70,751.21	2,634,092.99	0	66,472.32	0	0	4,278.90	0	0	0	0	0	1.84
161	25-Feb-17	64,867.94	4,173.57	69,041.51	2,569,225.05	0	64,867.94	0	0	4,173.57	0	0	0	0	0	1.84
162	25-Mar-17	90,521.52	3,676.85	94,198.37	2,478,703.53	0	90,521.52	0	0	3,676.85	0	0	0	0	0	1.84
163	25-Apr-17	106,522.37	3,927.37	110,449.74	2,372,181.16	0	106,522.37	0	0	3,927.37	0	0	0	0	0	1.84
164	25-May-17	103,965.61	3,637.34	107,602.96	2,268,215.54	0	103,965.61	0	0	3,637.34	0	0	0	0	0	1.84
165	25-Jun-17	101,474.74	3,593.86	105,068.61	2,166,740.80	0	101,474.74	0	0	3,593.86	0	0	0	0	0	1.84
166	25-Jul-17	99,047.90	3,322.34	102,370.24	2,067,692.90	0	99,047.90	0	0	3,322.34	0	0	0	0	0	1.84
167	25-Aug-17	96,683.27	3,276.14	99,959.42	1,971,009.62	0	96,683.27	0	0	3,276.14	0	0	0	0	0	1.84
168	25-Sep-17	94,379.12	3,122.96	97,502.08	1,876,630.50	0	94,379.12	0	0	3,122.96	0	0	0	0	0	1.84
169	25-Oct-17	92,133.74	2,877.50	95,011.24	1,784,496.76	0	92,133.74	0	0	2,877.50	0	0	0	0	0	1.84
170	25-Nov-17	89,945.50	2,827.44	92,772.93	1,694,551.27	0	89,945.50	0	0	2,827.44	0	0	0	0	0	1.84
171	25-Dec-17	87,812.78	2,598.31	90,411.09	1,606,738.48	0	87,812.78	0	0	2,598.31	0	0	0	0	0	1.84
172	25-Jan-18	85,734.06	2,545.79	88,279.85	1,521,004.42	0	85,734.06	0	0	2,545.79	0	0	0	0	0	1.84
173	25-Feb-18	83,707.82	2,409.95	86,117.77	1,437,296.60	0	83,707.82	0	0	2,409.95	0	0	0	0	0	1.84
174	25-Mar-18	81,732.62	2,056.93	83,789.55	1,355,563.98	0	81,732.62	0	0	2,056.93	0	0	0	0	0	1.84
175	25-Apr-18	79,807.04	2,147.82	81,954.85	1,275,756.94	0	79,807.04	0	0	2,147.82	0	0	0	0	0	1.84
176	25-May-18	77,929.71	1,956.16	79,885.87	1,197,827.23	0	77,929.71	0	0	1,956.16	0	0	0	0	0	1.84
177	25-Jun-18	76,099.31	1,897.89	77,997.20	1,121,727.93	0	76,099.31	0	0	1,897.89	0	0	0	0	0	1.84
178	25-Jul-18	100,167.58	1,719.98	101,887.56	1,021,560.35	0	100,167.58	0	0	1,719.98	0	0	0	0	0	1.84
179	25-Aug-18	80,912.87	1,618.61	82,531.48	940,647.48	0	80,912.87	0	0	1,618.61	0	0	0	0	0	1.84
180	25-Sep-18	70,226.54	1,490.40	71,716.94	870,420.94	0	70,226.54	0	0	1,490.40	0	0	0	0	0	1.84
181	25-Oct-18	68,582.80	1,334.65	69,917.45	801,838.14	0	68,582.80	0	0	1,334.65	0	0	0	0	0	1.84
182	25-Nov-18	66,979.73	1,270.47	68,250.20	734,858.40	0	66,979.73	0	0	1,270.47	0	0	0	0	0	1.84
183	25-Dec-18	65,416.21	1,126.78	66,543.00	669,442.19	0	65,416.21	0	0	1,126.78	0	0	0	0	0	1.84
184	25-Jan-19	63,891.18	1,060.69	64,951.87	605,551.01	0	63,891.18	0	0	1,060.69	0	0	0	0	0	1.84
185	25-Feb-19	62,403.59	959.46	63,363.05	543,147.43	0	62,403.59	0	0	959.46	0	0	0	0	0	1.84
186	25-Mar-19	60,952.43	777.3	61,729.73	482,195.00	0	60,952.43	0	0	777.3	0	0	0	0	0	1.84
187	25-Apr-19	59,536.72	764.01	60,300.73	422,658.28	0	59,536.72	0	0	764.01	0	0	0	0	0	1.84
188	25-May-19	58,155.51	648.08	58,803.59	364,502.77	0	58,155.51	0	0	648.08	0	0	0	0	0	1.84
189	25-Jun-19	56,807.89	577.53	57,385.42	307,694.88	0	56,807.89	0	0	577.53	0	0	0	0	0	1.84
190	25-Jul-19	55,492.94	471.8	55,964.74	252,201.94	0	55,492.94	0	0	471.8	0	0	0	0	0	1.84
191	25-Aug-19	54,209.81	399.6	54,609.41	197,992.14	0	54,209.81	0	0	399.6	0	0	0	0	0	1.84
192	25-Sep-19	52,957.64	313.71	53,271.35	145,034.49	0	52,957.64	0	0	313.71	0	0	0	0	0	1.84
193	25-Oct-19	51,735.62	222.39	51,958.01	93,298.87	0	51,735.62	0	0	222.39	0	0	0	0	0	1.84
194	25-Nov-19	50,542.96	147.83	50,690.78	42,755.91	0	50,542.96	0	0	147.83	0	0	0	0	0	1.84
195	25-Dec-19	42,755.91	65.56	42,821.47	0	0	42,755.91	0	0	65.56	0	0	0	0	0	1.84

AEGIS 2003-2

AFC
ARMs run at 125% of Pricing (27CPR)
FIX run at 90% of Pricing (PPC)
Run @ 20% Flat LIBOR

Period	*Date*	***Net Funds Cap***
Total		
0	6-Oct-03	
1	25-Oct-03	N/A
2	25-Nov-03	7.21
3	25-Dec-03	7.45
4	25-Jan-04	7.21
5	25-Feb-04	7.21
6	25-Mar-04	7.7
7	25-Apr-04	7.21
8	25-May-04	7.45
9	25-Jun-04	7.2
10	25-Jul-04	7.45
11	25-Aug-04	7.21
12	25-Sep-04	7.2
13	25-Oct-04	7.45
14	25-Nov-04	7.2
15	25-Dec-04	7.44
16	25-Jan-05	7.2
17	25-Feb-05	7.2
18	25-Mar-05	7.98
19	25-Apr-05	7.25
20	25-May-05	7.49
21	25-Jun-05	7.25
22	25-Jul-05	7.48
23	25-Aug-05	8.93
24	25-Sep-05	9.3
25	25-Oct-05	9.6
26	25-Nov-05	9.27
27	25-Dec-05	9.57
28	25-Jan-06	9.25
29	25-Feb-06	9.78
30	25-Mar-06	10.95
31	25-Apr-06	10.1
32	25-May-06	10.43
33	25-Jun-06	10.08
34	25-Jul-06	10.4
35	25-Aug-06	10.65
36	25-Sep-06	10.76
37	25-Oct-06	11.11
38	25-Nov-06	10.73
39	25-Dec-06	11.08
40	25-Jan-07	10.7
41	25-Feb-07	11.23
42	25-Mar-07	12.54
43	25-Apr-07	11.31
44	25-May-07	11.67
45	25-Jun-07	11.27
46	25-Jul-07	11.63
47	25-Aug-07	11.25
48	25-Sep-07	11.25
49	25-Oct-07	11.61
50	25-Nov-07	11.21
51	25-Dec-07	11.56
52	25-Jan-08	11.17
53	25-Feb-08	11.17
54	25-Mar-08	11.92
55	25-Apr-08	11.13
56	25-May-08	11.48
57	25-Jun-08	11.09
58	25-Jul-08	11.43
59	25-Aug-08	11.05
60	25-Sep-08	11.03
61	25-Oct-08	11.37
62	25-Nov-08	10.98
63	25-Dec-08	11.33
64	25-Jan-09	10.94
65	25-Feb-09	10.92
66	25-Mar-09	12.08
67	25-Apr-09	10.87
68	25-May-09	11.21
69	25-Jun-09	10.83
70	25-Jul-09	11.17
71	25-Aug-09	10.79
72	25-Sep-09	10.76
73	25-Oct-09	11.1
74	25-Nov-09	10.72
75	25-Dec-09	11.05
76	25-Jan-10	10.67
77	25-Feb-10	10.65
78	25-Mar-10	11.77
79	25-Apr-10	10.61
80	25-May-10	10.94
81	25-Jun-10	10.56
82	25-Jul-10	10.89
83	25-Aug-10	10.52
84	25-Sep-10	10.5
85	25-Oct-10	10.82

86	25-Nov-10	10.45
87	25-Dec-10	10.78
88	25-Jan-11	10.41
89	25-Feb-11	10.38
90	25-Mar-11	11.47
91	25-Apr-11	10.34
92	25-May-11	10.66
93	25-Jun-11	10.29
94	25-Jul-11	10.61
95	25-Aug-11	10.25
96	25-Sep-11	10.23
97	25-Oct-11	10.54
98	25-Nov-11	10.18
99	25-Dec-11	10.5
100	25-Jan-12	10.14
101	25-Feb-12	10.11
102	25-Mar-12	10.79
103	25-Apr-12	10.07
104	25-May-12	10.38
105	25-Jun-12	10.03
106	25-Jul-12	10.34
107	25-Aug-12	9.98
108	25-Sep-12	9.96
109	25-Oct-12	10.27
110	25-Nov-12	9.92
111	25-Dec-12	10.22
112	25-Jan-13	9.87
113	25-Feb-13	9.85
114	25-Mar-13	10.88
115	25-Apr-13	9.81
116	25-May-13	10.11
117	25-Jun-13	9.76
118	25-Jul-13	10.07
119	25-Aug-13	9.72
120	25-Sep-13	9.7
121	25-Oct-13	10
122	25-Nov-13	9.66
123	25-Dec-13	9.96
124	25-Jan-14	9.61
125	25-Feb-14	9.59
126	25-Mar-14	10.6
127	25-Apr-14	9.55
128	25-May-14	9.85
129	25-Jun-14	9.51
130	25-Jul-14	9.81
131	25-Aug-14	9.47
132	25-Sep-14	9.45
133	25-Oct-14	9.74
134	25-Nov-14	9.41
135	25-Dec-14	9.7
136	25-Jan-15	9.37
137	25-Feb-15	9.35
138	25-Mar-15	10.33
139	25-Apr-15	9.31
140	25-May-15	9.6
141	25-Jun-15	9.27
142	25-Jul-15	9.56
143	25-Aug-15	9.23
144	25-Sep-15	9.21
145	25-Oct-15	9.5
146	25-Nov-15	9.17
147	25-Dec-15	9.46
148	25-Jan-16	9.13
149	25-Feb-16	9.11
150	25-Mar-16	9.72
151	25-Apr-16	9.08
152	25-May-16	9.36
153	25-Jun-16	9.04
154	25-Jul-16	9.32
155	25-Aug-16	9
156	25-Sep-16	8.98
157	25-Oct-16	9.26
158	25-Nov-16	8.95
159	25-Dec-16	9.23
160	25-Jan-17	8.91
161	25-Feb-17	8.89
162	25-Mar-17	9.82
163	25-Apr-17	8.86
164	25-May-17	9.13
165	25-Jun-17	8.82
166	25-Jul-17	9.1
167	25-Aug-17	8.78
168	25-Sep-17	8.77
169	25-Oct-17	9.04
170	25-Nov-17	8.73
171	25-Dec-17	9
172	25-Jan-18	8.7
173	25-Feb-18	8.68
174	25-Mar-18	9.59
175	25-Apr-18	8.64
176	25-May-18	8.91
177	25-Jun-18	8.61
178	25-Jul-18	8.88
179	25-Aug-18	8.58
180	25-Sep-18	8.56
181	25-Oct-18	8.83

182	25-Nov-18	8.53
183	25-Dec-18	8.79
184	25-Jan-19	8.49
185	25-Feb-19	8.48
186	25-Mar-19	9.36
187	25-Apr-19	8.44
188	25-May-19	8.7
189	25-Jun-19	8.41
190	25-Jul-19	8.67
191	25-Aug-19	8.37
192	25-Sep-19	8.35
193	25-Oct-19	8.61
194	25-Nov-19	8.32
195	25-Dec-19	8.58
196	25-Jan-20	8.28
197	25-Feb-20	8.26
198	25-Mar-20	8.82
199	25-Apr-20	8.23
200	25-May-20	8.48
201	25-Jun-20	8.19
202	25-Jul-20	8.45
203	25-Aug-20	8.16
204	25-Sep-20	8.14
205	25-Oct-20	8.39
206	25-Nov-20	8.1
207	25-Dec-20	8.35
208	25-Jan-21	8.06
209	25-Feb-21	8.05
210	25-Mar-21	8.9
211	25-Apr-21	8.02
212	25-May-21	8.28
213	25-Jun-21	8
214	25-Jul-21	8.26
215	25-Aug-21	7.98
216	25-Sep-21	7.97
217	25-Oct-21	8.22
218	25-Nov-21	7.95
219	25-Dec-21	8.2
220	25-Jan-22	7.93
221	25-Feb-22	7.92
222	25-Mar-22	8.75
223	25-Apr-22	7.9
224	25-May-22	8.15
225	25-Jun-22	7.88
226	25-Jul-22	8.13
227	25-Aug-22	7.86
228	25-Sep-22	7.85
229	25-Oct-22	8.1
230	25-Nov-22	7.83
231	25-Dec-22	8.08
232	25-Jan-23	7.81
233	25-Feb-23	7.81
234	25-Mar-23	8.63
235	25-Apr-23	7.79
236	25-May-23	8.04
237	25-Jun-23	7.77
238	25-Jul-23	8.02
239	25-Aug-23	7.76
240	25-Sep-23	7.75
241	25-Oct-23	8
242	25-Nov-23	7.73
243	25-Dec-23	7.98
244	25-Jan-24	7.72
245	25-Feb-24	7.71
246	25-Mar-24	8.24
247	25-Apr-24	7.7
248	25-May-24	7.95
249	25-Jun-24	7.69
250	25-Jul-24	7.93
251	25-Aug-24	7.67
252	25-Sep-24	7.67
253	25-Oct-24	7.91
254	25-Nov-24	7.65
255	25-Dec-24	7.9
256	25-Jan-25	7.64
257	25-Feb-25	7.64
258	25-Mar-25	8.45
259	25-Apr-25	7.62
260	25-May-25	7.87
261	25-Jun-25	7.61
262	25-Jul-25	7.86
263	25-Aug-25	7.6
264	25-Sep-25	7.6
265	25-Oct-25	7.84
266	25-Nov-25	7.59
267	25-Dec-25	7.83
268	25-Jan-26	7.58
269	25-Feb-26	7.57
270	25-Mar-26	8.38
271	25-Apr-26	7.56
272	25-May-26	7.81
273	25-Jun-26	7.55
274	25-Jul-26	7.8
275	25-Aug-26	7.55
276	25-Sep-26	7.54
277	25-Oct-26	7.79

278	25-Nov-26	7.53
279	25-Dec-26	7.78
280	25-Jan-27	7.53
281	25-Feb-27	7.52
282	25-Mar-27	8.33
283	25-Apr-27	7.52
284	25-May-27	7.76
285	25-Jun-27	7.51
286	25-Jul-27	7.76
287	25-Aug-27	7.51
288	25-Sep-27	7.5
289	25-Oct-27	7.75
290	25-Nov-27	7.5
291	25-Dec-27	7.75
292	25-Jan-28	7.49
293	25-Feb-28	7.49
294	25-Mar-28	8.01

295	25-Apr-28	7.49
296	25-May-28	7.74
297	25-Jun-28	7.49
298	25-Jul-28	7.73
299	25-Aug-28	7.48
300	25-Sep-28	7.48
301	25-Oct-28	7.73
302	25-Nov-28	7.48
303	25-Dec-28	7.73
304	25-Jan-29	7.48
305	25-Feb-29	7.48
306	25-Mar-29	8.29
307	25-Apr-29	7.49
308	25-May-29	7.74
309	25-Jun-29	7.49
310	25-Jul-29	7.75
311	25-Aug-29	7.5
312	25-Sep-29	7.5
313	25-Oct-29	7.76
314	25-Nov-29	7.51
315	25-Dec-29	7.77
316	25-Jan-30	7.53
317	25-Feb-30	7.54
318	25-Mar-30	8.38
319	25-Apr-30	7.57
320	25-May-30	7.84
321	25-Jun-30	7.61
322	25-Jul-30	7.89
323	25-Aug-30	7.66
324	25-Sep-30	7.7
325	25-Oct-30	8.02
326	25-Nov-30	7.83
327	25-Dec-30	8.2
328	25-Jan-31	8.08
329	25-Feb-31	8.34
330	25-Mar-31	9.68
331	25-Apr-31	9.62
332	25-May-31	13.55
333	25-Jun-31	13.12
334	25-Jul-31	13.55
335	25-Aug-31	13.12
336	25-Sep-31	13.12
337	25-Oct-31	13.55
338	25-Nov-31	13.12
339	25-Dec-31	13.55
340	25-Jan-32	13.12
341	25-Feb-32	13.12
342	25-Mar-32	14.02
343	25-Apr-32	13.12
344	25-May-32	13.55
345	25-Jun-32	13.12
346	25-Jul-32	13.55
347	25-Aug-32	13.12
348	25-Sep-32	13.12
349	25-Oct-32	13.55
350	25-Nov-32	13.12
351	25-Dec-32	13.55
352	25-Jan-33	13.12
353	25-Feb-33	13.12
354	25-Mar-33	14.52
355	25-Apr-33	13.12
356	25-May-33	13.56
357	25-Jun-33	13.12
358	25-Jul-33	13.57
359	25-Aug-33	13.2

AEGIS 2003-2 A1B Cash Flows

Run To Maturity
1mo LIBOR = 1.12
6mo LIBOR = 1.18
Spread = 22bps

Period	Date	Principal	Interest	Cash Flow	Balance	Prepay Penalty	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Coupon
Total		115,000,000.00	2,045,531.06	117,045,531.06		0	0	2,045,531.06	0		
0	6-Oct-03	0	0	0	115,000,000.00	0	0	0	0	0	0
1	25-Oct-03	4,976,643.41	81,330.56	5,057,973.96	110,023,356.59	0	0	81,330.56	0	0	1.34
2	25-Nov-03	4,799,686.41	126,954.73	4,926,641.14	105,223,670.19	0	0	126,954.73	0	0	1.34
3	25-Dec-03	4,735,617.07	117,499.77	4,853,116.84	100,488,053.12	0	0	117,499.77	0	0	1.34
4	25-Jan-04	4,658,759.95	115,952.05	4,774,712.00	95,829,293.17	0	0	115,952.05	0	0	1.34
5	25-Feb-04	4,590,620.27	110,576.36	4,701,196.63	91,238,672.90	0	0	110,576.36	0	0	1.34
6	25-Mar-04	4,539,287.88	98,487.08	4,637,774.96	86,699,385.02	0	0	98,487.08	0	0	1.34
7	25-Apr-04	4,460,240.66	100,041.46	4,560,282.12	82,239,144.36	0	0	100,041.46	0	0	1.34
8	25-May-04	4,403,409.98	91,833.71	4,495,243.69	77,835,734.37	0	0	91,833.71	0	0	1.34
9	25-Jun-04	4,049,257.14	89,813.79	4,139,070.93	73,786,477.23	0	0	89,813.79	0	0	1.34
10	25-Jul-04	3,614,969.41	82,394.90	3,697,364.31	70,171,507.82	0	0	82,394.90	0	0	1.34
11	25-Aug-04	3,529,288.37	80,970.12	3,610,258.49	66,642,219.45	0	0	80,970.12	0	0	1.34
12	25-Sep-04	3,438,669.42	76,897.72	3,515,567.14	63,203,550.03	0	0	76,897.72	0	0	1.34
13	25-Oct-04	3,350,372.19	70,577.30	3,420,949.48	59,853,177.85	0	0	70,577.30	0	0	1.34
14	25-Nov-04	3,264,337.22	69,063.92	3,333,401.13	56,588,840.63	0	0	69,063.92	0	0	1.34
15	25-Dec-04	3,180,506.59	63,190.87	3,243,697.46	53,408,334.04	0	0	63,190.87	0	0	1.34
16	25-Jan-05	3,098,823.85	61,627.28	3,160,451.14	50,309,510.19	0	0	61,627.28	0	0	1.34
17	25-Feb-05	3,019,234.02	58,051.58	3,077,285.60	47,290,276.17	0	0	58,051.58	0	0	1.34
18	25-Mar-05	2,941,683.49	49,286.98	2,990,970.47	44,348,592.67	0	0	49,286.98	0	0	1.34
19	25-Apr-05	2,866,120.06	51,173.35	2,917,293.41	41,482,472.61	0	0	51,173.35	0	0	1.34
20	25-May-05	2,792,492.84	46,322.09	2,838,814.94	38,689,979.77	0	0	46,322.09	0	0	1.34
21	25-Jun-05	2,720,752.26	44,643.94	2,765,396.20	35,969,227.50	0	0	44,643.94	0	0	1.34
22	25-Jul-05	2,650,850.02	40,165.64	2,691,015.65	33,318,377.48	0	0	40,165.64	0	0	1.34
23	25-Aug-05	2,582,739.03	38,445.71	2,621,184.73	30,735,638.46	0	0	38,445.71	0	0	1.34
24	25-Sep-05	2,516,373.44	35,465.51	2,551,838.95	28,219,265.02	0	0	35,465.51	0	0	1.34
25	25-Oct-05	2,451,708.56	31,511.51	2,483,220.07	25,767,556.46	0	0	31,511.51	0	0	1.34
26	25-Nov-05	2,388,700.84	29,732.90	2,418,433.74	23,378,855.62	0	0	29,732.90	0	0	1.34
27	25-Dec-05	2,327,307.86	26,106.39	2,353,414.25	21,051,547.76	0	0	26,106.39	0	0	1.34
28	25-Jan-06	2,267,488.26	24,291.15	2,291,779.41	18,784,059.50	0	0	24,291.15	0	0	1.34
29	25-Feb-06	2,209,201.77	21,674.72	2,230,876.49	16,574,857.72	0	0	21,674.72	0	0	1.34
30	25-Mar-06	2,152,409.13	17,274.69	2,169,683.82	14,422,448.59	0	0	17,274.69	0	0	1.34
31	25-Apr-06	2,097,072.10	16,641.90	2,113,714.00	12,325,376.50	0	0	16,641.90	0	0	1.34
32	25-May-06	2,043,153.39	13,763.34	2,056,916.73	10,282,223.10	0	0	13,763.34	0	0	1.34
33	25-Jun-06	1,990,616.71	11,864.54	2,002,481.25	8,291,606.39	0	0	11,864.54	0	0	1.34
34	25-Jul-06	1,939,426.66	9,258.96	1,948,685.62	6,352,179.73	0	0	9,258.96	0	0	1.34
35	25-Aug-06	1,889,548.77	7,329.71	1,896,878.48	4,462,630.96	0	0	7,329.71	0	0	1.34
36	25-Sep-06	1,840,949.44	5,149.38	1,846,098.82	2,621,681.52	0	0	5,149.38	0	0	1.34
37	25-Oct-06	0	2,927.54	2,927.54	2,621,681.52	0	0	2,927.54	0	0	1.34
38	25-Nov-06	0	3,025.13	3,025.13	2,621,681.52	0	0	3,025.13	0	0	1.34
39	25-Dec-06	0	2,927.54	2,927.54	2,621,681.52	0	0	2,927.54	0	0	1.34
40	25-Jan-07	0	3,025.13	3,025.13	2,621,681.52	0	0	3,025.13	0	0	1.34
41	25-Feb-07	0	3,025.13	3,025.13	2,621,681.52	0	0	3,025.13	0	0	1.34
42	25-Mar-07	0	2,732.37	2,732.37	2,621,681.52	0	0	2,732.37	0	0	1.34
43	25-Apr-07	0	3,025.13	3,025.13	2,621,681.52	0	0	3,025.13	0	0	1.34
44	25-May-07	0	2,927.54	2,927.54	2,621,681.52	0	0	2,927.54	0	0	1.34
45	25-Jun-07	767,848.57	3,025.13	770,873.70	1,853,832.95	0	0	3,025.13	0	0	1.34
46	25-Jul-07	822,714.55	2,070.11	824,784.66	1,031,118.41	0	0	2,070.11	0	0	1.34
47	25-Aug-07	801,532.04	1,189.80	802,721.84	229,586.36	0	0	1,189.80	0	0	1.34
48	25-Sep-07	229,586.36	264.92	229,851.28	0	0	0	264.92	0	0	1.34